SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Isilon Systems, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities Underlying Options)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Ave.

Seattle, WA 98121

(206) 315-7500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig Sherman

Drew Markham

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow employees of Isilon Systems, Inc. (the “Company”) to exchange certain of their outstanding stock options for new stock options.

Attached are (i) the preliminary proxy statement filed on March 13, 2009 with the Securities and Exchange Commission, relating to the Company’s 2009 Annual Meeting of Stockholders to be held on Monday, April 20, 2009, which contains a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for the Company’s eligible employees (excluding the Company’s executive officers and members of the Company’s board of directors) (the “Exchange Program”); (ii) an e-mail sent on March 13, 2009 by Sujal M. Patel, the Company’s President and Chief Executive Officer, to the Company’s employees regarding the submission of the Exchange Program proposal for approval by the Company’s stockholders (the “Employee E-mail”); and (iii) frequently asked questions sent on March 13, 2009 together with the Employee E-mail (the “FAQs”). The preliminary proxy statement, Employee E-mail and FAQs are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

The Exchange Program described in the preliminary proxy statement, Employee E-mail and FAQs has not commenced and will not commence unless the requisite stockholder approval is obtained at the Company’s 2009 Annual Meeting of Stockholders. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Exchange Program. Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov. The Company will also be able to provide hard copies of the tender offer materials upon request to the corporate secretary of the Company.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 13, 2009.

99.2	E-mail communication to employees from Sujal M. Patel, dated March 13, 2009.

99.3	Frequently Asked Questions sent to employees by Sujal M. Patel, dated March 13, 2009.